Exhibit (d)(4)

AFFILIATED FUND FEE WAIVER AGREEMENT

Affiliated Fund Fee Waiver Agreement (the “Agreement”), dated as of                     , by INVESCO POWERSHARES CAPITAL MANAGEMENT LLC (the “Adviser”), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST, a Delaware statuary trust, on behalf of PowerShares Total Return Bond Portfolio (the “ Fund”).

For and in consideration of the mutual terms and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Adviser agrees as follows:

The Adviser agrees to waive a portion of its management fee and/or reimburse Fund expenses for the Fund in an amount equal to 100% of the net advisory fees that an affiliated person of the Adviser (an “Affiliated Person”) or the Adviser receives that are attributable to the Fund’s investments in any other fund managed by such Affiliated Person or the Adviser.

The Board of Trustees and the Adviser may terminate or modify this Agreement only by mutual written consent. The Adviser will not have any right to reimbursement of any amount so waived.

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:
Title:

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

By:
Title: